Contact

www.linkedin.com/in/bryan-flynn-b5997a28 (LinkedIn)

Top Skills

Travel

Tourism

Corporate Finance

Bryan Flynn

Saving the world from bad food and bad food packaging

Santa Barbara, California, United States

Experience

Sun & Swell Foods

CSO & cofounder

September 2018 - Present (5 years)

Santa Barbara, California Area

We're just a simple family run business trying to end single use plastics - one delicious healthy organic snack at a time.

AppFolio, Inc.

Director of Sales Operations, Support, & Enablement

October 2017 - March 2018 (6 months)

Goleta, CA

Interana

Director of Sales Operations

February 2015 - September 2017 (2 years 8 months)

Redwood City

Coraid

2 years 6 months

Inside Sales and Operations Manager

May 2014 - February 2015 (10 months)

Redwood City

Sales Operations Manager

September 2012 - May 2014 (1 year 9 months)

Redwood City

Leader Bank

Business Analyst

November 2011 - June 2012 (8 months)

Arlington, MA

Classic Components

Account Executive

September 2006 - November 2009 (3 years 3 months)

Sylmark
Financial Analyst
January 2006 - July 2006 (7 months)

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Education

Loyola Marymount University, College of Business Administration
MBA, Finance · (2009 - 2011)

Boston College - Carroll School of Management
MBA, Finance · (2010 - 2011)

Loyola Marymount University, College of Business Administration
BA, Management, Finance, Entrepreneurship · (2002 - 2006)